Exhibit (a)(7)(B)


                                                                    NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

                                               For further information, contact:
                                   R. Fredric Zullinger, Chief Financial Officer
                                                        Telephone (717) 730-6306



                         CONSUMERS FINANCIAL CORPORATION
             FILES AMENDED SCHEDULE TO WITH SECURITIES AND EXCHANGE
            COMMISSION IN CONNECTION WITH ITS TENDER OFFER TO ACQUIRE
                        ITS 8 1/2% PREFERRED STOCK, SERIES A



     CAMP HILL, PA (AUGUST 1, 2002) -- Consumers Financial Corporation (the "Company") announced today that it has filed an amendment to its Schedule TO, originally filed with the Securities and Exchange Commission on July 19, 2002, in connection with a tender offer to purchase all of the Company's outstanding shares of 8 1/2% Preferred Stock, Series A at a price of $4.40 per share. The offer document was also mailed to shareholders on July 19, 2002.

     The amendment, which was filed on Schedule TO/A today, provided certain additional disclosures and clarification, as requested by the Securities and Exchange Commission. These additional disclosures included the following:

     - The Company added language to more fully explain the assumptions used by management in developing the tender offer price and the revisions subsequently made by the Board of Directors based on its review of the initial tender offer calculation.


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     -    The  Company  added  disclosures  to  indicate  that,  based  on  its estimates, the payment which would be made to the preferred shareholders if the Company were liquidated could be less than the tender offer price.

     - The Company more fully described the possible delisting of the Company's preferred shares from the OTC Bulletin Board, and the resulting effect on the liquidity of the shares, if a material number of shareholders accept the tender offer.

     - The Company revised and narrowed the conditions under which it could terminate the offer.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the offer to purchase, as amended by the Schedule TO/A, letter of transmittal and related documents filed by the Company with the Securities and Exchange Commission as exhibits to the Company's tender offer statement on Schedule TO, as amended.

     Shareholders can obtain the amended tender offer statement on Schedule TO/A at no charge at the Securities and Exchange Commission's website at http://www.sec.gov. Copies of Schedule TO/A can also be obtained at no charge from the Company by mailing a written request to 1513 Cedar Cliff Drive, Camp Hill, PA 17011 or by sending a facsimile request to (717) 761-9473.


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